December 31, 2009

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Mr. John Reynolds, Assistant Director

RE:	PepsiCo, Inc. Amendment No. 1 to
Schedule 13E-3 relating to The Pepsi Bottling Group, Inc.
Filed December 8, 2009
File No. 005-56089
Amendment No. 1 to Form S-4
Filed December 8, 2009 File No. 333-162261

Dear Mr. Reynolds:

On behalf of PepsiCo, Inc. (“PepsiCo”), we hereby submit PepsiCo’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated December 22, 2009 with respect to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) and Schedule 13E-3 filed in connection with the Agreement and Plan of Merger dated as of August 3, 2009, among PepsiCo, The Pepsi Bottling Group, Inc. (“PBG”) and Pepsi-Cola Metropolitan Bottling Company, Inc., under which each outstanding share of PBG common stock not held by PepsiCo or any of its subsidiaries, will be converted into the right to receive, at the holder’s election, either 0.6432 of a share of PepsiCo’s common stock or $36.50 in cash without interest, subject to certain proration procedures.

This letter and Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which includes a related preliminary proxy statement / prospectus, are being filed with the Commission electronically today. In addition to the electronic filing, we are delivering via hand delivery a hard copy of this letter, along with three courtesy copies of Amendment No. 2 marked to indicate changes from the version filed on December 8, 2009.

For the convenience of the Staff, each of the Staff’s comments is reproduced and is followed by the corresponding response of PepsiCo. All references to page numbers in PepsiCo’s responses are to the pages in the marked version of Amendment No. 2.

Opinions of PBG’s Financial Advisors, page 4

1.	We note your response to comment eight of our letter dated October 30, 2009. Please quantify the “portion of such $27 million” as discussed on page 72.

Response:

In response to the Staff’s comment, the disclosure on pages 5 and 73 of the proxy statement / prospectus has been revised.

Background of the Merger, page 28

2.	We note your response to comment 13 of our letter dated October 30, 2009. Please further explain the “changing dynamics of the North American liquid refreshment beverage business.”

Response:

In response to the Staff’s comment, the disclosure on page 29 of the proxy statement / prospectus has been revised.

Opinion of PBG’s Financial Advisors, page 60

Opinion of Morgan Stanley

3.	We note your response to comment 39 of our letter dated October 30, 2009, and we reissue in part. Please indicate whether the board reviewed, for accuracy and completeness, this financial information and whether and how the board determined that the financial advisor’s reliance upon those materials was reasonable. This comment applies similarly to the analyses of Perella Weinberg and Centerview Partners and BofA Merrill Lynch.

Response:

In response to the Staff’s comment, PepsiCo supplementally advises the Staff that, as specified on pages 88 and 90 of the proxy statement / prospectus, PepsiCo consented to reliance by its financial advisors on the financial information provided by management and that management of PepsiCo was not aware of any facts or circumstances that would make such information inaccurate or misleading in any material respect and, with respect to forward looking information, that it was reasonably prepared by PepsiCo on a basis representing the best currently available estimates and good faith judgments of management.

PepsiCo further supplementally confirms to the Staff that it has been advised by Centerview Partners and/or BofA Merrill Lynch that the material non-public information provided by PepsiCo to Centerview Partners and/or BofA Merrill Lynch in connection with the mergers that was material to the analysis of Centerview Partners and/or BofA Merrill Lynch was described to the PepsiCo board at the board meetings described in the proxy statement / prospectus and PepsiCo supplementally advises the Staff that, based on the board’s review of this information and the board’s interactions with management, the board relied in good faith on this information.

PepsiCo also supplementally advises the Staff that, as specified on pages 62 and 75 of the proxy statement / prospectus, it has been advised by PBG that PBG consented to reliance by PBG’s financial advisors on the PBG forecasts provided to the financial advisors by PBG, as well as information relating to certain strategic, financial and operational benefits anticipated from the merger, and that such information was reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of PBG as to future financial performance of PBG and the other matters covered thereby. PBG further consented to reliance by PBG’s financial advisors as to the absence of material changes from, and/or material misstatements or omissions in, such information. PepsiCo further supplementally confirms to the Staff that it has been advised by PBG that the material non-public information provided by PBG to Morgan Stanley and/or Perella Weinberg in connection with the merger was provided to the PBG board at the board meetings described in the proxy statement / prospectus and, based on the PBG board’s review of this information and the board’s interactions with PBG’s management, the PBG board relied in good faith on this information.

4.	We partially reissue comment 42 of our letter dated October 30, 2009. Please disclose and discuss the undisclosed assumptions underlying many of the analyses found in the proxy statement. For instance, in the PBG discounted future equity value analysis please disclose the basis for the assumptions used. In particular, we note the twelve-month price-to-multiple earnings range was “based on historical next twelve-month P/E multiples of PBG and other comparable companies that Morgan Stanley viewed as sharing similar characteristics with PBG.” Provide similar disclosure for the PepsiCo discounted future equity value analysis. Also, please disclose how Morgan Stanley extrapolated the projections for fiscal years 2012 and 2013 in the PepsiCo discounted cash flow analysis.

Response:

PepsiCo respectfully advises the Staff that it has been advised by PBG that PBG and Morgan Stanley believe that the proxy statement / prospectus, as revised as discussed in this letter, sets forth all of the material assumptions underlying Morgan Stanley’s analyses and that it has been advised by PBG that PBG and Perella Weinberg believe that the proxy statement / prospectus, as revised as discussed in this letter, sets forth all of the material assumptions underlying Perella Weinberg’s analyses.

PepsiCo respectfully supplementally advises the Staff that the proxy statement / prospectus discloses on page 70 that Morgan Stanley selected the 16.0x to 18.0x next twelve-month price-to-earnings multiple used in the PepsiCo discounted future equity value analysis based on historical next twelve-month price-to-earnings multiples of PepsiCo and its other comparable companies that Morgan Stanley viewed as sharing similar characteristics with PepsiCo, namely The Coca-Cola Co., Dr. Pepper Snapple Group, Inc. and Hansen Natural Corp, and that each of these companies was thought to share similarities with PepsiCo with respect to operations, products, size, geographical scope and/or historical trading characteristics.

PepsiCo respectfully supplementally advises the Staff that the proxy statement / prospectus discloses on page 71 that Morgan Stanley extrapolated the projections for fiscal years 2012 and 2013 used in the PepsiCo discounted cash flow analysis by keeping the estimates for revenue growth for 2011 constant, holding operating margins beyond 2011 constant and basing certain items, including capital expenditures, bottling equity income and minority interest, on equity research reports issued after PepsiCo’s announcement of its second quarter earnings.

PBG Unaffected Trading Range Analysis, page 63

5.	We note your response to comment 43 of our letter dated October 30, 2009, and we reissue in part. Please explain the significance of the findings from the PepsiCo unaffected trading range analysis and how the results support the final determination of the fairness of the merger consideration. Disclose the meaning and significance of the analysis and draw a conclusion between the results of the analysis versus the specific consideration offered in the transaction.

Response:

In response to the Staff’s comment, the disclosure on page 68 of the proxy statement / prospectus has been revised.

PBG Comparable Trading Analysis, page 63

6.	We note your response to comment 44 of our letter dated October 30, 2009, and we reissue in part. Please revise to disclose the data underlying the results described in this section. For example, disclose aggregate value, estimated EBITDA for 2009 and 2010 and EPS for CCE and the data from each transaction that resulted in the multiple ranges disclosed on page 64. This comment also applies generally to the companies and criteria used in the “PepsiCo comparable trading analysis” and to the companies and criteria in Perella Weinberg’s selected companies analysis.

Response:

In response to the Staff’s comment, the disclosure on pages 63, 69 and 82 of the proxy statement / prospectus has been revised.

PBG Discounted Future Equity Value Analysis, page 64

7.	We note your response to comment 45 of our letter dated October 30, 2009, and we reissue in part. Disclose the data underlying the results. This comment applies similarly to the PepsiCo discounted future equity value analysis.

Response:

In response to the Staff’s comment, the disclosure on pages 64 and 70 of the proxy statement / prospectus has been revised.

PepsiCo respectfully advises the Staff that it has been advised by PBG that PBG and Morgan Stanley believe that the proxy statement / prospectus, as revised as discussed in this letter, sets forth all of the material assumptions underlying Morgan Stanley’s analyses.

PBG Precedent Transaction Analysis, page 65

8.	We note your response to comment 46 of our letter dated October 30, 2009, and we reissue in part. For the PBG precedent transaction analysis and the Perella Weinberg precedent transactions analysis please indicate whether the criteria were consistently applied and indicate whether any additional business sale transactions fit within these criteria but were not analyzed, and if so, why not. Additionally, disclose with more specificity the methodology and criteria used to determine the transactions selected for the PBG precedent transactions analysis and the Centerview Partners and BofA Merrill Lynch selected precedent transactions analysis.

Response:

In response to the Staff’s comment, the disclosure on pages 65, 80 and 95 of the proxy statement / prospectus has been revised.

PepsiCo supplementally advises the Staff that it understands Centerview Partners and BofA Merrill Lynch did not review in their selected precedent transactions analysis acquisitions of private companies for which publicly disclosed information was not available.

PBG Premiums Paid Analysis, page 66

9.	We note your response to comment 47 of our letter October 30, 2009 that Perella Weinberg reviewed more than 2,500 transactions and therefore the requested disclosure would be unduly burdensome. Please include a representative sampling of this group. In addition, explain how you established selection criteria that resulted in more than 2,500 transactions.

Response:

In response to the Staff’s comment, the disclosure on page 79 of the proxy statement / prospectus has been revised.

PepsiCo also respectfully supplementally advises the Staff that is has been advised by PBG that Perella Weinberg reviewed the premia paid in the over 2,500 transactions in order to provide a meaningful statistical sample of relative valuation benchmarks that captured a diverse set of industries, market cycles and transaction types against which to compare the implied premium to be paid in the PBG transaction and that in Perella Weinberg’s judgment, any reduction in this sample set by including a representative sampling could potentially distort the exact statistical metrics the benchmark analysis is set to achieve.

PepsiCo Discounted Cash Flow Analysis, page 68

10.	We reissue comment 49 of our letter dated October 30, 2009. Please disclose the “equity research estimates for fiscal years 2009 to 2013.”

Response:

In response to the Staff’s comment, the disclosure on page 71 of the proxy statement / prospectus has been revised.

Pro Forma Analysis, page 76

11.	We note your supplemental response to comment 50 of our letter dated October 30, 2009. Please disclose this in your next amendment.

Response:

In response to the Staff’s comment, the disclosure on page 72 of the proxy statement / prospectus has been revised.

Premia Paid Statistics, page 77

12.	We note your response to comment 56 of our letter dated October 30, 2009. Please clarify the purpose of performing the premia paid statistics analysis in light of the fact that Perella Weinberg selected the premia range based on its experience.

Response:

In response to the Staff’s comment, the disclosure on pages 79-80 of the proxy statement / prospectus has been revised.

Precedent Transactions Analysis, page 78

13.	We note your response to comment 58 of our letter dated October 30, 2009, and we reissue the comment. Further explain the basis upon which a representative selection was made, and why any exclusions were made.

Response:

In response to the Staff’s comment, the disclosure on pages 80-81 of the proxy statement / prospectus has been revised.

Selected Companies Analysis, page 79

14.	We note your response to comment 60 of our letter dated October 30, 2009, and we reissue the comment. Further explain the basis upon which a representative selections were made, and why any exclusions were made.

Response:

In response to the Staff’s comment, the disclosure on pages 82-84 of the proxy statement / prospectus has been revised.

Synergies Analysis, page 82

15.	We note your response to comment 62 of our letter dated October 30, 2009. Please disclose the assumptions and methodology underlying the discount rates ranging from 7.0% to 8.0% and the perpetual growth rate of 0%.

Response:

In response to the Staff’s comment, the disclosure on page 86 of the proxy statement / prospectus has been revised.

Selected Publicly Traded Companies Analysis, page 89

16.	We note your response to comment 64 of our letter dated October 30, 2009, and we reissue in part. Please revise to disclose the data underlying the results described in this section. For example, disclose the enterprise value and estimated EBITDA, and the data from each transaction that resulted in the multiple range disclosed on page 91 with respect to the Precedent Transactions Analysis, and the PBG data to which the multiple was applied to arrive at the implied per share equity value range on page 91.

Response:

In response to the Staff’s comment, the disclosures on page 93 of the proxy statement / prospectus have been revised. PepsiCo supplementally advises the Staff that it is disclosed on page 95 that Centerview Partners and BofA Merrill Lynch arrived at the implied per share equity range on page 95 by applying the multiple to the LTM EBITDA of PBG ($1,769 million).

The Merger Agreement, page 122

17.	We note your revised introductory disclosure included in response to comment 71 of our prior letter. However, you have retained an unqualified statement that the merger agreement and the summary thereof are not intended to modify or supplement any factual disclosures in the proxy statement/prospectus or in the public reports of PepsiCo or PBG. As noted in our prior comment, please revise to remove the implication that the merger agreement and summary do not constitute public disclosure, by deleting the phase “and are not intended to modify or supplement any factual disclosures about PepsiCo or PBG contained in this proxy statement/ prospectus or in PepsiCo’s or PBG’s public reports filed with the SEC.”

Response:

In response to the Staff’s comment, the disclosure on page 127 of the proxy statement / prospectus has been revised.

Employee Matters, page 129

18.	Please revise to quantify any payments or benefits that PBG officers and directors will receive in connection with the merger, including payments in connection with change of control provisions, severance, accelerated options, and any future employment or other agreements. Please disclose the information on an individualized basis.

Response:

PepsiCo respectfully supplementally advises the Staff that the proxy statement / prospectus includes, on an individualized basis, the quantification of the payments or benefits that PBG officers and directors will receive in connection with the merger, including payments in connection with change of control provisions, severance, accelerated options, and any future employment or other agreements under “Interests of Certain Persons in the Merger – PBG” beginning on page 178 of the proxy statement / prospectus. A cross reference to that section has been added on page 135 of the proxy statement / prospectus to assist the reader.

Unaudited Pro Forma Condensed Combined Financial Information, page 142

Notes to the Unaudited Pro Forma Condensed Combined Financial Information

Note 4 – Estimated Purchase Price and Resulting Adjustment to Goodwill, page 151

19.	We note your response to our prior comment 55, but we were not able to verify the rate used in your revised sensitivity analysis (i.e. 32%) based on changes in your stock price since the announcement of your acquisitions of Pepsi Bottling Group and PepsiAmericas. Specifically, it appears that the price of your common stock has fluctuated between $64.23 in December 2009 and $56.18 in August 2009. Please provide us with a detailed discussion explaining the inputs and assumptions used to determine the 32% rate used in your sensitivity analysis.

Response:

PepsiCo supplementally advises the Staff that the 32% rate used in the sensitivity analysis was calculated based upon the highest and lowest trading prices of PepsiCo common stock between the initial announcement of the proposed acquisition of PBG and PAS on April 20, 2009 and November 2, 2009,

the date as of which these unaudited pro forma condensed combined financial statements were prepared. The highest share price observed was $62.75 on October 15, 2009 and the lowest share price observed was $47.50 on April 23, 2009. There were no other inputs used or assumptions made in determining the 32% rate in the sensitivity analysis.

PepsiCo further supplementally advises the Staff that the sensitivity analysis in the unaudited pro forma condensed combined financial statements in the proxy statement / prospectus has been revised to reflect the highest and lowest trading prices of PepsiCo common stock between April 20, 2009 and December 22, 2009. The highest share price observed was $64.48 on December 7, 2009 and the lowest share price observed was $47.50 on April 23, 2009. This resulted in an increase in the sensitivity from 32% to 36%.

Note 11 – Investments in Non-controlled Affiliates, page 157

20.	We note your response to our prior comment 58 and the related revisions to your filing. Your revised disclosure provides a sensitivity analysis showing the relationship between changes in your stock price and the pro forma gains on your previously held equity interests in PepsiAmericas and Pepsi Bottling Group (i.e. non-controlling interests). Please note that any gain or loss should be based on the difference between the carrying value of your previously held equity interests in these entities and their respective fair values on the date the merger agreements are consummated. Please revise to explain how changes in PepsiCo’s stock price would affect the recognition of a gain or loss on your previously held equity interest in PepsiAmericas and Pepsi Bottling Group. Refer to FASB ASC-805-10-25-10.

Response:

In response to the Staff’s comment, PepsiCo acknowledges that the expected gain is the difference between the Company’s carrying value of its equity interests and their respective fair values. PepsiCo has revised the disclosure of the gain on previously held equity interests (“PHEI”) to indicate that it will be based upon the acquisition date fair value of PAS and PBG. At the date the merger and the PAS merger, as applicable, is completed, PepsiCo’s actual stock price will be used, in part, to determine the value of stock, stock options and restricted stock units to be issued as consideration. As a result, changes in PepsiCo’s stock price will affect the total acquisition date fair value of the acquired entities, as well as the related gain or loss on our PHEI.

21.	In connection with the preceding comment, please provide us with a summary of the factors (e.g. recent stock quotes, etc) used in determining the fair value of your previously held equity interests in PepsiAmericas and Pepsi Bottling Group.

Response:

In response to the Staff’s comment, PepsiCo supplementally provides the Staff the following summary of the factors used to estimate the fair value of the PHEI in PAS and PBG:

To estimate the fair value of its PHEI in PAS and PBG, PepsiCo considered the following factors: (1) the cash and PepsiCo stock-based consideration to be received in exchange for each of the outstanding PAS and PBG shares at the date of the acquisition and (2) a discount for lack of control to be applied to PepsiCo’s PHEI.

PepsiCo believes that the PHEI, if sold to a third party on a stand-alone basis as a single unit of account, would not command a control premium. This is because the synergies that are available to PepsiCo or another market participant can only be extracted via ownership of a controlling interest. A buyer of the PHEI on a stand-alone basis would not obtain control, and thus would not extract similar synergies. Since the control premium is only justified where there is a controlling interest that has the ability to extract synergies, a discount must be applied to the price paid to obtain control to estimate the fair value of the PHEI.

PepsiCo estimated the discount for lack of control based upon an observed control premium, implied by the increase in the average closing stock prices of both PBG and PAS from the 5 days before the initial April 20, 2009 offer to the 5 days following the April 20, 2009 offer. During that period, the PBG and PAS stock prices moved from an average of $24.74 and $19.74 to $30.48 and $24.54, respectively; representing control premiums of 23.2% and 24.3% respectively. To then estimate the fair value of its PHEI in PAS and PBG, PepsiCo utilized these percentages to determine the discount for lack of control to be deducted from the fair value of the PAS and PBG shares to be acquired at the date of acquisition.

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Please contact the undersigned at (212) 450-4083, George R. Bason, Jr. at (212) 450-4340 or Marc O. Williams at (212) 450-6145 should you require further information or have any questions.

Sincerely, /s/ John H. Butler
John H. Butler